UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at June 8, 2009

  GREAT BASIN GOLD LTD.
Ste. 1108-1030 West Georgia Street
 Vancouver , British Columbia
Canada V6E 2Y3
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....... Form 40-F...X.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Ferdi Dippenaar
President and CEO

Date: June 11, 2009

Print the name and title of the signing officer under his signature.

1108-1030 West Georgia St. Vancouver, BC Canada V6E 2Y3 Toll Free: 1 888-633-9332 South Africa: 27 (0) 11 301 1800 www.grtbasin.com

  ESKOM'S POWER SUPPLY TO GREAT BASIN GOLD'S BURNSTONE PROJECT FINALIZED

June 8, 2009, Vancouver, BC - Great Basin Gold Ltd, ("Great Basin Gold" or the "Company"), (TSX: GBG; NYSE Amex: GBG; JSE: GBG) today announced that ESKOM, South Africa's National Electricity Utility has undertaken to supply power to its Burnstone Mine project. The two companies acknowledged the strategic importance of the project to the development of the Dipalaseng Municipality in Mpumalanga. Great Basin Gold is developing a shallow, long-life mine at a cost of South African Rand ("ZAR") 2 billion (US$247 million) over the 19 year life of mine for the project [1]. The Company has accepted a ZAR119 million (US$14.6 million) official Budget Quotation for a new supply of power to the Burnstone Mine. This quotation outlines the project for the supply of power to Burnstone which is planned to be completed in time for the commissioning of the metallurgical process plant that is currently under construction.

The ESKOM 2008 announcement, outlining a backlog in keeping up with the national power demand, and its subsequent drastic power conservation scheme came at the time when the Burnstone project had entered mid - stage construction. ESKOM pledged support to the project after Great Basin Gold engaged with the utility on the matter as part of its risk mitigation strategy. ESKOM committed to Burnstone's phased power demand requirements, subject to the terms of the Budget Quotation, which involve the refurbishment of an existing line, and construction of a new section of a power line to Burnstone. This process is jointly managed by the two companies to coincide with project completion.

ESKOM's support to Burnstone is of strategic importance to allow the project to be developed to its planned production levels. In combination with the approval of the Burnstone Mining Right and environmental management program in October 2008, the project now has the key elements in place for project development.

Ferdi Dippenaar commented, "We are pleased by ESKOM's support and welcome their positive attitude towards a project that will see the first new gold mine in South Africa in many years. Securing sufficient permanent power supply to the Burnstone Mine has been an ongoing concern to the Company and its investors. In addition to the supply to the mine, ESKOM has planned to upgrade the regional infrastructure which will bring economic development and wealth to a community with high levels of poverty and unemployment. We look forward to working with them to improve the living conditions of the communities in that region."

Johan Oelofse, PrEng, FSAIMM, Chief Operating Officer for Great Basin Gold and a qualified person, has reviewed this release.

Ferdi Dippenaar
President and CEO

For additional details on Great Basin Gold Ltd. and its gold properties, please visit the Company's website at www.grtbasin.com or contact Investor Services:

Tsholo Serunye in South Africa +27 (0)11 301 1800
Michael Curlook in North America +1 888 633 9332
Barbara Cano at Breakstone Group in the USA +1 646 452-2334

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address possible future commercial production, reserve potential, exploration drilling results, development, feasibility or exploitation activities and events or developments that Great Basin Gold expects to occur are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition, geopolitical uncertainty, changes in government policies regarding mining and natural resource exploration and exploitation, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.

[1] February 2009 Technical Report filed on www.sedar.com.